Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 15, 2010

PRICING SUPPLEMENT NO. 2010-MTNDD476 DATED             , 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2011

$10,000.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

¡	The notes will mature on , 2011. We will not make any payments on the notes prior to maturity.

¡	The notes are based upon the iShares® MSCI Emerging Markets Index Fund (which we also refer to as the fund).

¡	The Notes will be issued in denominations of $10,000 and integral multiples of $10,000 in excess thereof. The minimum investment amount will be $100,000.

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You will receive at maturity for each note you hold a maturity payment based on the percentage change in closing price of the iShares® MSCI Emerging Markets Index Fund shares (which we refer to as the underlying fund shares) from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the third business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

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If the closing price of the underlying fund shares on the valuation date (which we refer to as the ending price) is greater than the closing price of the underlying fund shares on the pricing date (which we refer to as the starting price), at maturity you will receive for each note you then hold the $10,000 principal amount per note plus a note return amount equal to the product of (i) $10,000 and (ii) the percentage change in the closing price of the iShares® MSCI Emerging Markets Index Fund from the pricing date to the valuation date (which we refer to as the fund percentage change) and (iii) 200%, subject to a maximum total return on the notes of 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes.

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If the ending price of the underlying fund shares is less than or equal to 100% of its starting price but greater than or equal to 90% of its starting price, the note return amount will be zero and at maturity you will receive for each note you then hold the $10,000 principal amount per note.

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If the ending price of the underlying fund shares is less than 90% of its starting price (representing a decrease of more than 10% from its starting price), at maturity you will receive for each note you then hold the $10,000 principal amount per note plus a note return amount equal to the product of (i) $10,000 and (ii) the sum of (a) the fund percentage change (which will be negative) and (b) 10%. Thus, if the ending price of the underlying fund shares is less than 90% of its starting price (regardless of the price of the underlying fund shares at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10,000 per note and your investment will result in a loss.

¡	The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes.

¡	The notes will not be listed on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-8.

The notes represent obligations of Citigroup Funding Inc. only. The iShares® MSCI Emerging Markets Index Fund is not involved in any way in this offering and has no obligations relating to the notes or to the holders of the notes. iShares® is a registered trademark of Barclays Global Investors, N.A. (which we refer to as BGI). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$ 10,000.00	$
Underwriting Discount (including the Sales Commission described below)	$ 140.00	$
Proceeds to Citigroup Funding Inc.	$ 9,860.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $140 for each $10,000 note sold in this offering. Certain dealers, including broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $140 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $140 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2010.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Buffer Notes Based Upon the iShares® MSCI Emerging Markets Index Fund due 2011, or the notes, are investments linked to an exchange-traded fund that offer a potential return at maturity based on an enhanced upside participation in any increase in the closing price of the iShares® MSCI Emerging Markets Index Fund shares (which we also refer to as the underlying fund shares) from the pricing date to the valuation date, subject to a maximum total return, while also providing protection against a decline of 10% or less in the price of the iShares® MSCI Emerging Markets Index Fund and a limited buffer against a decline of more than 10% in the price of the iShares® MSCI Emerging Markets Index Fund. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the closing prices of the underlying fund shares.

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the notes, based on the percentage change in the price of the underlying fund shares from the pricing date to the valuation date. We refer to the percentage change in the closing price of the underlying fund shares from the pricing date to the valuation date as the fund percentage change. If the ending price of the underlying fund shares is greater than its starting price, the maturity payment will equal the $10,000 principal amount per note plus a note return amount equal to the product of (i) $10,000 and (ii) the fund percentage change and (iii) 200%, subject to a maximum total return on the notes of 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. If the ending price of the underlying fund shares is less than or equal to 100% of its starting price but greater than or equal to 90% of its starting price, the note return amount will be zero and the maturity payment will equal the $10,000 principal amount per note. If the ending price of the underlying fund shares is less than 90% of its starting price (representing a decrease of more than 10% from its starting price), the maturity payment will equal the $10,000 principal amount per note plus a note return amount equal to the product of (i) $10,000 and (ii) the sum of (a) the fund percentage change (which will be negative) and (b) 10%. Thus, if the ending price of the underlying fund shares is less than 90% of its starting price (regardless of the price of the underlying fund shares at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss. All payments on the notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the notes is limited to 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than $11,800 to $12,200 per note (to be determined on the pricing date).

The notes will mature on             , 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10,000. The minimum investment amount will be $100,000. You may transfer the notes only in units of $10,000 and integral multiples of $10,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the underlying fund shares or the stocks invested in by the fund or included in the MSCI Emerging Markets Index, the index upon which the fund is based.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10,000 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10,000 principal amount per note and your investment could result in a loss.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the fund percentage change is positive, zero or negative:

—	If the fund percentage change is positive, the note return amount will be positive and will equal:

$10,000 × Fund Percentage Change × Upside Participation Rate,

subject to the maximum total return on the notes.

The upside participation rate equals 200%. Because the maximum total return on the notes is limited to 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed $11,800 to $12,200 (to be determined on the pricing date) per note.

—	If the fund percentage change is from and including 0% to and including –10%, the note return amount will be zero.

—	If the fund percentage change is less than –10%, the note return amount will be negative and will equal:

$10,000 × (Fund Percentage Change + 10%)

Thus, if the price of the underlying fund shares decreases by more than 10%, the fund percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10,000 per note and could be as low as $1,000 per $10,000 note.

For more specific information about the note return amount, the fund percentage change, the determination of an business day and the effect of a market disruption event on the determination of the note return amount and the fund percentage change, please see “Description of the Notes—Note Return Amount” in this pricing supplement.

How Is the Fund Percentage Change Calculated?

The fund percentage change will equal the following fraction:

Ending Price – Starting Price
Starting Price

The starting price will equal the closing price of the underlying fund shares on the pricing date.

The ending price will equal the closing price of the underlying fund shares on the valuation date.

Is There a Possibility of Loss of Principal?

Yes. If the ending price of the underlying fund shares is less than 90% of its starting price, at maturity you will receive less than the $10,000 principal amount per note. This will be true even if the closing price of the underlying fund shares exceeded its starting price at one or more times over the term of the notes. Even if the ending price of the underlying fund shares is greater than its starting price, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors—The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Examples” in this pricing supplement.

What Is the iShares® MSCI Emerging Markets Index Fund?

Each underlying fund share represents a beneficial interest in the iShares® MSCI Emerging Markets Index Fund (which we also refer to as the fund), which seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of September 30, 2009, the fund’s holdings by country, with such country holding expressed as a percentage of total fund holdings in parentheses, were: Brazil (14.23%), South Korea (13.38%), Taiwan (10.48%), China (10.47%), South Africa (8.24%), India (6.71%), Hong Kong (6.54%), the Russian Federation (5.91%), Mexico (4.58%), Israel (3.29%), Chile (2.51%), Indonesia (2.35%), the United States (1.97%), Thailand (1.62%), Turkey (1.39%), the Czech Republic (1.33%), the Philippines (1.22%), Hungary (1.21%), Peru (0.60%), Egypt (0.52%), Malaysia (0.48%), Colombia (0.43%), Cayman Islands (0.07%), and Poland (0.05%). As of December 31, 2009, the fund’s five largest holdings were Samsung Electronics (GDR REG S 144A), Taiwan Semiconductor (SP ADR), Banco Itau Holding Financeira SA (ADR), Petroleo Brasileiro S.A. (ADR), and Posco (ADR).

The fund uses a “Representative Sampling” strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. The fund’s top portfolio holdings can be found on the iShares® website, available at www.ishares.com. The fund does not fully replicate the MSCI Emerging Markets Index and may hold securities not included in the MSCI Emerging Markets Index. Therefore, the fund is subject to management risk. Management risk is the risk that the fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. See “Risk Factors Relating to the Notes—The Trading Price and the Ending Price of the Underlying Fund Shares May Not Completely Track the Value of the MSCI Emerging Markets Index” in this pricing supplement. Additionally, the MSCI Emerging Markets Index includes securities that trade on different international stock markets and in different local currencies while the underlying fund shares trade in U.S. dollars on the New York Stock Exchange under the symbol “EEM.”

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the underlying fund shares or the stocks of the companies included in the MSCI Emerging Markets Index.

What Is the MSCI Emerging Markets Index and What Does It Measure?

The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of emerging markets. It was launched on April 7, 2003 at an initial price of $33.33. The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of December 31, 2009 were as follows: Financials (25.07%), Information Technology (15.59%), Energy (15.04%), Materials (14.70%), and Telecommunication Services (9.03%). Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI Barra on its website.

The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the MSCI Emerging Markets Index.

How Have the iShares® MSCI Emerging Markets Index Underlying Fund Shares Performed Historically?

We have provided a graph showing the daily closing prices of the underlying fund shares, as reported on the New York Stock Exchange and the American Stock Exchange, as applicable, from January 3, 2005 through January 14, 2010, and a table showing the high and low trading prices for the underlying fund shares for each quarter since the first quarter of 2005. You can find this graph and table in the section “Historical Data on the Underlying Fund Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying fund shares in recent years. However, past performance is not indicative of how the underlying fund shares will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the Underlying Fund Shares Is Not an Indication of the Future Performance of the Underlying Fund Shares” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the price of the underlying fund shares on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the underlying fund shares subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), Such such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

Citigroup Inc. is allowed to “incorporate by reference” the information filed with or furnished to the Securities and Exchange Commission, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this pricing supplement, the accompanying prospectus supplement and prospectus.

What Is the Role of Citigroup Funding Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them.

Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the underlying fund shares or one or more of the stocks included in the MSCI Emerging Markets Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares, the MSCI Emerging Markets Index or the stocks included in the MSCI Emerging Markets Index. This hedging activity could affect the price of the underlying fund shares and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the price of the underlying fund shares from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the underlying fund shares and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal-Protected. You Will Receive Less than Your Initial Investment at Maturity if the Price of the Underlying Fund Shares Declines By More than 10% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the price of the underlying fund shares from the pricing date to the valuation date. If the price of the underlying fund shares on the valuation date has declined more than 10% from its price on the pricing date, the amount you receive for each note will be less than the $10,000 you paid for each note and could be as low as $1,000 per $10,000 note. This will be true even if the closing price of the underlying fund shares exceeds its starting price at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the underlying fund shares or the stocks included in the MSCI Emerging Markets Index.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the underlying fund shares. If the ending price of the underlying fund shares exceeds its starting price by more than 18.00% to 22.00% (to be determined on the pricing date), the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the MSCI Emerging Markets Index or an investment in an instrument that is directly linked to the underlying fund shares but is not subject to the maximum return on the notes.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending price of the underlying fund shares is less than (an increase of     % from its starting price), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the price of the underlying fund shares and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Underlying Fund Shares. We expect that the market value of the notes will depend substantially on the amount, if any, by which the trading price changes from the starting price. However, changes in the trading price of the underlying fund shares may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the trading price of the underlying fund shares exceeds the starting price of the underlying fund shares, you may receive substantially less than the amount that would be payable at maturity because of expectations that the trading price of the underlying fund shares will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the trading price exceeds or is below 100% of the starting price, you may receive less than the amount you originally invested.

Trading prices of the stocks included in the MSCI Emerging Markets Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which those stocks are traded, and by various circumstances that can influence the prices of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the MSCI Emerging Markets Index and therefore, the closing price of the underlying fund shares and the market value of the notes.

Volatility of the Underlying Fund Shares. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of the underlying fund shares changes from the pricing date to the valuation date, the market value of the notes may decrease.

Events Involving the Companies Included in the MSCI Emerging Markets Index. General economic conditions and earnings results of the companies whose stocks are included in the MSCI Emerging Markets Index and real or anticipated changes in those conditions or results may affect the price of the underlying fund shares and the market value of the notes. In addition, if the dividend yield on those stocks increases, we expect that the value of the notes may decrease because the price of the underlying fund shares will decrease when the value of the dividend payments for those stocks purchased by the fund are paid to holders of the underlying fund shares.

The Notes Are Subject to Currency Exchange Rate Risks. Because the closing price of the underlying fund shares generally reflects the U.S. dollar value of the securities represented in the MSCI Emerging Markets Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the securities or underlying securities represented in the MSCI Emerging Markets Index trade. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the underlying fund shares will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the price of the underlying fund shares the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the price of the underlying fund shares during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the underlying fund shares, one or more of the stocks included in the MSCI Emerging Markets Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares, the MSCI Emerging Markets Index or the stocks included in the MSCI Emerging Markets Index. This hedging activity could affect the price of the underlying fund shares and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Trading Price and the Ending Price of the Underlying Fund Shares May Not Completely Track the Value of the MSCI Emerging Markets Index

Although the trading price of the underlying fund shares is expected to generally mirror the value of the MSCI Emerging Markets Index, the trading price of the underlying fund shares may not completely track the value of the MSCI Emerging Markets Index. The trading price of the underlying fund shares will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. Additionally, because the fund may hold a small percentage of stocks other than the stocks underlying the MSCI Emerging Markets Index, the fund may not fully replicate the performance of the MSCI Emerging Markets Index. See “Description of the MSCI Emerging Markets Index” in this pricing supplement.

The Historical Performance of the Underlying Fund Shares Is Not an Indication of the Future Performance of the Underlying Fund Shares

The historical performance of the underlying fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying fund shares from the pricing date to the valuation date. Changes in the price of the underlying fund shares will affect the trading price of the notes, but it is impossible to predict whether the price of the underlying fund shares will fall or rise.

The Volatility of the Closing Price of the Underlying Fund Shares May Result in Your Receiving at Maturity an Amount Less than the Amount You Initially Invested in the Notes

Historically, the closing price of the underlying fund shares has been volatile. From January 3, 2005 to January 14, 2010, the closing price of the underlying fund shares has been as low as $18.21 per share and as high as $55.63 per share. The note return amount depends upon the percentage change in the closing price of the underlying fund shares from the pricing date to the valuation date. If the ending price is less than 90% of the starting price, at maturity you will receive less than the amount you initially invested in the notes. The volatility of the closing price of the underlying fund shares may result in your receiving at maturity an amount less than $10,000 per note, in which case your investment in the notes will result in a loss.

The Trading Price of the Underlying Fund Shares and the Notes Will Be Affected by Conditions in the Relevant Securities Markets

The stocks included in the MSCI Emerging Markets Index and that are generally tracked by the fund have been issued by companies in different emerging markets and are traded on the different stock exchanges. Although the market price of the underlying fund shares is not directly tied to the value of the MSCI Emerging Markets Index or the price of the stocks included in the MSCI Emerging Markets Index, the market price of the underlying fund shares is expected to correspond generally to the value of those publicly traded equity securities in the relevant equity markets, as compiled and weighted by the MSCI Emerging Markets Index.

Investments in securities linked to the value of the international equity markets involve certain risks. The emerging markets may be more volatile than the U.S. or other securities markets. Also, there is generally less publicly available information about foreign companies than about U.S. companies, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in emerging markets are subject to political, economic, financial and social factors that apply in such emerging markets. These factors, which could negatively affect the securities markets in relevant emerging markets, include the possibility of recent or future changes in the political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in relevant equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the economies of emerging markets may differ favorably or unfavorably from the U.S. economy in such respects as the growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

Your Return on the Notes Will Not Reflect the Return You Would Realize If You Actually Owned the Underlying Fund Shares or the Stocks Included in the MSCI Emerging Markets Index

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the underlying fund shares or the stocks included in the MSCI Emerging Markets Index because the notes do not provide a return directly linked to the actual appreciation of the underlying fund shares or the stocks included in the MSCI Emerging Markets Index, nor do they take into consideration the value of any dividends paid on the underlying fund shares or the stocks included in the MSCI Emerging Markets Index. As a result, the return on the notes may be less than the return you would realize if you actually owned the underlying fund shares or the stocks included in the MSCI Emerging Markets Index, even if you participate fully in the appreciation of the underlying fund shares.

Moreover, the fund does not invest in every security included in the MSCI Emerging Markets Index but rather engages in a representative sampling. See “Description of iShares® MSCI Emerging Markets Index Fund—iShares, Inc. and the iShares® MSCI Emerging Markets Index Fund” in this pricing supplement.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Underlying Fund Shares, the Stocks Included in the MSCI Emerging Markets Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the underlying fund shares, the stocks included in the MSCI Emerging Markets Index or derivative instruments relating to the underlying fund shares or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying fund shares and, thus, the price of the underlying fund shares and the market value of the notes.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the fund percentage change, as applicable, and will calculate the amount of cash you will receive at maturity. Additionally, determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any price of the underlying fund shares in appropriate circumstances may adversely affect the payment to you at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the MSCI Emerging Markets Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares or such stocks. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the price of the underlying fund shares and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Fund or Any Issuer of Any Stock Included in the MSCI Emerging Markets Index

You will have no rights against the fund, the publisher of the MSCI Emerging Markets Index, or any issuer of any stock included in the MSCI Emerging Markets Index, even though the amount you receive at maturity if any, will depend on the trading price and ending price of the underlying fund shares, and such price is based on the prices of the stocks included in the MSCI Emerging Markets Index, the index on which the fund is based. By investing in the notes you will not acquire the underlying fund shares nor any shares of stocks included in the MSCI Emerging Markets Index and you will not receive any dividends or other distributions, if any, with respect to the underlying fund shares or the stocks included in the MSCI Emerging Markets Index. The fund, the index publisher and the issuers of the stocks included in the MSCI Emerging Markets Index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

¡	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

¡	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Buffer Notes Based Upon the iShares® MSCI Emerging Markets Index Fund due 2011 (the “Notes”) are investments linked to an exchange-traded fund that offer a potential return at maturity based on an enhanced upside participation in any increase in the closing price of the iShares® MSCI Emerging Markets Fund shares (the “Underlying Fund Shares”) from the Pricing Date to the Valuation Date, subject to a maximum total return, while also providing protection against a decline of 10% or less in the price of the Underlying Fund Shares and a limited buffer against a decline of more than 10% in the price of the Underlying Fund Shares. The Notes are not principal protected and do not pay periodic interest.

At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Notes, based on the percentage change in the price of the Underlying Fund Shares from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing price of the Underlying Fund Shares from the Pricing Date to the Valuation Date as the Fund Percentage Change. If the Ending Price of the Underlying Fund Shares is greater than its Starting Price, the maturity payment will equal the $10,000 principal amount per Note plus a Note Return Amount equal to the product of (i) $10,000 and (ii) the Fund Percentage Change and (iii) 200%, subject to a maximum total return on the Notes of 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Price of the Underlying Fund Shares is less than or equal to 100% of its Starting Price but greater than or equal to 90% of its Starting Price, the Note Return Amount will be zero and the maturity payment will equal the $10,000 principal amount per Note. If the Ending Price of the Underlying Fund Shares is less than 90% of its Starting Price (representing a decrease of more than 10% from its Starting Price), the maturity payment will equal the $10,000 principal amount per Note plus a Note Return Amount equal to the product of (i) $10,000 and (ii) the sum of (a) the Fund Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Price of the Underlying Fund Shares is less than 90% of its Starting Price (regardless of the price of the Underlying Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss. All payments on the notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the Notes is limited to 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than $11,800 to $12,200 per note (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $         (             Notes). The Notes will mature on             , 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10,000 per Note and integral multiples thereof. The minimum investment amount will be $100,000.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Fund Shares or the stocks included in the MSCI Emerging Markets Index, the index upon which the fund is based.

Payment at Maturity

The Notes will mature on                     , 2011. At maturity you will receive for each Note an amount in cash equal to $10,000 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10,000 principal amount per Note, in which case, your investment will result in a loss.

Note Return Amount

The Note Return Amount will be based on the Fund Percentage Change of the Underlying Fund Shares. The Fund Percentage Change will equal the following fraction:

Ending Price – Starting Price
Starting Price

The Starting Price will equal the closing price of the Underlying Fund Shares on the Pricing Date.

The Pricing Date means the date on which the Notes will be priced for initial sale to the public.

The Ending Price will equal the closing price of Underlying Fund Shares on the Valuation Date.

The Valuation Date means the third Business Day before the Maturity Date.

The calculation of the Note Return Amount will depend on whether the Fund Percentage Change is positive, zero or negative:

—	If the Fund Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10,000 × Fund Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate equals 200%. Because the maximum total return on the Notes is limited to 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed $11,800 to $12,200 per Note (to be determined on the Pricing Date).

—	If the Fund Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

—	If the Fund Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10,000 × (Fund Percentage Change + 10%)

Thus, if the price of the Underlying Fund Shares decreases by more than 10%, the Fund Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10,000 per Note and could be as low as $1,000 per $10,000 Note.

The “closing price” of the Underlying Fund Shares (or any other security for which a closing price must be determined, as described under “—Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the MSCI Emerging Markets Index” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the closing price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Business Days on which a Market Disruption Event is occurring, but not past the Valuation Date prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the closing price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the Underlying Fund Shares or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

An “Business Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Underlying Fund Shares (or any other security for which a closing price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the MSCI Emerging Markets Index or any successor index, or (3) any options contracts or futures contracts relating to the Underlying Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the MSCI Emerging Markets Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the MSCI Emerging Markets Index will be based on a comparison of the portion of the value of the MSCI Emerging Markets Index attributable to that security relative to the overall value of the Fund, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples and graph below show hypothetical maturity payments on the Notes for a range of Ending Prices of the Underlying Fund Shares. The following examples and graph are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Upside Participation Rate and maximum total return. All of the hypothetical examples and the graph below are based on the following assumptions:

—	Issue Price: $10,000 per Note

—	Starting Price: $44

—	Annual dividend yield on iShares® MSCI Emerging Markets Index Fund: 1.50%

—	Upside Participation Rate: 200%

—	Buffer Value: 10%

—	Maturity: 1.5 years

—	Maximum total return: 20% (13.33% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price and maximum total return.

Table of Hypothetical Payments at Maturity

Hypothetical Ending Price	Hypothetical Fund Percentage Change	Hypothetical Return on Underlying Fund Shares(1)	Hypothetical Return on Notes(2)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
$0.00	-100.00%	-97.75%	-90.00%	-60.00%	-$9,000.00	$1,000.00
$22.00	-50.00%	-47.75%	-40.00%	-26.67%	-$4,000.00	$6,000.00
$26.40	-40.00%	-37.75%	-30.00%	-20.00%	-$3,000.00	$7,000.00
$30.80	-30.00%	-27.75%	-20.00%	-13.33%	-$2,000.00	$8,000.00
$35.20	-20.00%	-17.75%	-10.00%	-6.67%	-$1,000.00	$9,000.00
$36.30	-17.50%	-15.25%	-7.50%	-5.00%	-$750.00	$9,250.00
$37.40	-15.00%	-12.75%	-5.00%	-3.33%	-$500.00	$9,500.00
$38.50	-12.50%	-10.25%	-2.50%	-1.67%	-$250.00	$9,750.00
$39.60	-10.00%	-7.75%	0.00%	0.00%	$0.00	$10,000.00
$40.70	-7.50%	-5.25%	0.00%	0.00%	$0.00	$10,000.00
$41.80	-5.00%	-2.75%	0.00%	0.00%	$0.00	$10,000.00
$42.90	-2.50%	-0.25%	0.00%	0.00%	$0.00	$10,000.00
$44.00	0.00%	2.25%	0.00%	0.00%	$0.00	$10,000.00
$45.10	2.50%	4.75%	5.00%	3.33%	$500.00	$10,500.00
$46.20	5.00%	7.25%	10.00%	6.67%	$1,000.00	$11,000.00
$47.30	7.50%	9.75%	15.00%	10.00%	$1,500.00	$11,500.00
$48.40	10.00%	12.25%	20.00%	13.33%	$2,000.00	$12,000.00
$49.50	12.50%	14.75%	20.00%	13.33%	$2,000.00	$12,000.00
$50.60	15.00%	17.25%	20.00%	13.33%	$2,000.00	$12,000.00
$51.70	17.50%	19.75%	20.00%	13.33%	$2,000.00	$12,000.00
$52.80	20.00%	22.25%	20.00%	13.33%	$2,000.00	$12,000.00
$57.20	30.00%	32.25%	20.00%	13.33%	$2,000.00	$12,000.00
$61.60	40.00%	42.25%	20.00%	13.33%	$2,000.00	$12,000.00
$66.00	50.00%	52.25%	20.00%	13.33%	$2,000.00	$12,000.00
$88.00	100.00%	102.25%	20.00%	13.33%	$2,000.00	$12,000.00
(1)	Assumes dividend yield on the Underlying Fund Shares is not compounded annually and not re-invested.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 20% maximum total return.
(3)	Calculated on a simple interest basis.

Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the MSCI Emerging Markets Index

If the Underlying Fund Shares are delisted from, or trading of the Underlying Fund Shares is suspended on, the American Exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion to be comparable to the Underlying Fund Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Starting Price and the Ending Price. Upon any selection by the calculation agent of Successor Shares, the calculation agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Underlying Fund Shares are delisted from, or trading of the Underlying Fund Shares is suspended on, the American Exchange and Successor Shares that the calculation agent determines to be comparable to the Underlying Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in its sole discretion, and the value of such successor or substitute security, as determined by the calculation agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Starting Price and the Ending Price. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the fund is liquidated or otherwise terminated (a “Termination Event”), the closing price of the Underlying Fund Shares on each Business Day from the date of the Termination Event up to and including the Valuation Date will be determined by the calculation agent, in its sole discretion, and will be a fraction of the closing value of the MSCI Emerging Markets Index (or any Successor Index, as defined below) on such Business Day (taking into account any material changes in the method of calculating the MSCI Emerging Markets Index following such Termination Event) equal to that part of the closing value of the MSCI Emerging Markets Index represented by the closing price of the Underlying Fund Shares on the Business Day prior to the occurrence of such Termination Event on which a closing value of the MSCI Emerging Markets Index was available. The calculation agent will cause notice of the Termination Event and calculation of the closing price as described above to be furnished to registered holders of the Notes.

If a Termination Event has occurred and Morgan Stanley Capital International Inc. discontinues publication of the MSCI Emerging Markets Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the MSCI Emerging Markets Index, then the value of the MSCI Emerging Markets Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause notice to be furnished to the registered holders of the Notes.

If a Termination Event has occurred and Morgan Stanley Capital International Inc. discontinues publication of the MSCI Emerging Markets Index and a Successor Index is not selected by the calculation agent or is no longer published on each Business Day from the date of the Termination Event up to and including the Valuation Date, the value to be substituted for the MSCI Emerging Markets Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the MSCI Emerging Markets Index prior to any such discontinuance. In such case, on each Business Day until and including the date on which a determination by the calculation agent is made that a Successor Index is available, the calculation agent will determine the value that is to be used in determining the value of the MSCI Emerging Markets Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index may adversely affect the value of the Notes in any secondary market.

If a Successor Index is selected or the calculation agent calculates a value as a substitute for the MSCI Emerging Markets Index as described above, the Successor Index or value will be substituted for the MSCI Emerging Markets Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index may adversely affect the value of the Notes in any secondary market.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on your broker and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the MSCI Emerging Markets Index or any Successor Index is changed in any material respect, or if the MSCI Emerging Markets Index or any Successor Index is in any other way modified so that the value of the Successor Index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the MSCI Emerging Markets Index or the Successor Index as if the changes or modifications had not been made, and calculate the price of the Underlying Fund Shares with reference to the MSCI Emerging Markets Index or the Successor Index. Accordingly, if the method of calculating the MSCI Emerging Markets Index or any Successor Index is modified so that the value of the MSCI Emerging Markets Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the relevant index as if it had not been modified.

Dilution Adjustments

The Starting Price will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to the Underlying Fund Shares in the form of the Underlying Fund Shares (excluding any share dividend or distribution for which the number of the Underlying Fund Shares paid or distributed is based on a fixed cash equivalent value),

(2) subdivides or splits the Underlying Fund Shares into a greater number of shares,

(3) combines the Underlying Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Underlying Fund Shares other shares,

then, in each of these cases, the Starting Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of Underlying Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of shares of other common stock, and the denominator of which will be the number of the Underlying Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Underlying Fund Shares are outstanding, the Starting Price will be determined by reference to the other shares issued by the fund in the reclassification.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the Underlying Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Price will be further adjusted to the Starting Price that would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Starting Price will not be rescinded but will be applied to the Reorganization Event as provided for below.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and a subsidiary of Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE iSHARES® EMERGING MARKETS INDEX FUND

General

iShares, Inc. and the iShares® MSCI Emerging Markets Index Fund

According to publicly available documents, the iShares® MSCI Emerging Markets Index Fund (the “Fund”) is one of numerous separate investment portfolios called “funds,” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSR for the fiscal year ended August 31, 2009; its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended August 31, 2009 and other information with the SEC. iShares, Inc.’s reports and other information are available to the public on the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of September 30, 2009, the fund’s holdings by country, with such country holding expressed as a percentage of total Fund holdings in parentheses, were: Brazil (14.23%), South Korea (13.38%), Taiwan (10.48%), China (10.47%), South Africa (8.24%), India (6.71%), Hong Kong (6.54%), the Russian Federation (5.91%), Mexico (4.58%), Israel (3.29%), Chile (2.51%), Indonesia (2.35%), the United States (1.97%), Thailand (1.62%), Turkey (1.39%), the Czech Republic (1.33%), the Philippines (1.22%), Hungary (1.21%), Peru (0.60%), Egypt (0.52%), Malaysia (0.48%), Colombia (0.43%), Cayman Islands (0.07%), and Poland (0.05%). As of December 31, 2009, the fund’s five largest holdings were Samsung Electronics (GDR REG S 144A), Taiwan Semiconductor (SP ADR), Banco Itau Holding Financeira SA (ADR), Petroleo Brasileiro S.A. (ADR), and Posco (ADR).

The Fund uses a “Representative Sampling” strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the underlying index, the Fund may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index.

The Fund’s top portfolio holdings can be found on the iShares® website, available at www.ishares.com. Funds like the iShares® MSCI Emerging Markets Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the Fund’s top holdings may be requested by calling 1-800-iShares or by visiting the iShares® website.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the Fund or the offering of the Notes. No representation is made that the publicly available information about iShares, Inc. or the Fund is accurate or complete.

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the Notes or to holders of the Notes.

DESCRIPTION OF THE MSCI EMERGING MARKETS INDEX

General

MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of emerging markets. It was launched on April 7, 2003 at an initial price of $33.33. The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of December 31, 2009 were as follows: Financials (25.07%), Information Technology (15.59%), Energy (15.04%), Materials (14.70%), and Telecommunication Services (9.03%). Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI Barra on its website.

The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI Emerging Markets Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the companies and securities for the MSCI Emerging Markets Index is based on the following guidelines:

(i)	define the equity universe of listed securities within the emerging market countries;

(ii)	adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii)	Classify the universe of securities into industry groups under the Global Industry Classification Standard (“GICS”); and

(iv)	Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI Barra considers the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: strategic and other shareholdings not considered part of available free float; limits on share ownership for foreign investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI Barra will derive a “Foreign Inclusion Factor” for a company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI Barra will then “float-adjust” the weight of each constituent company in the MSCI Emerging Markets Index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Emerging Markets Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI Barra may add additional companies and securities to the MSCI Emerging Markets Index or subtract one or more of its current companies and securities prior to the expiration date of the Notes. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities are maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining the MSCI Emerging Markets Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the index.

MSCI Barra classifies index maintenance in three broad categories. The first category consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full country index reviews that systematically re-assess the various dimensions of the equity universe for all emerging market countries and are conducted on a fixed annual timetable.

Ongoing event-related changes to the MSCI Emerging Markets Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Emerging Markets Index continues to be an accurate reflection of the evolving emerging markets equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Emerging Markets Index component securities from the MSCI Emerging Markets Index, as well as changes in foreign inclusion factors and in number of shares.

Additions and deletions of securities may result from: the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose company and/or security free float has fallen to less than 15% as a result of a corporate event and which do not meet specified criteria; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; the deletion of securities that have become very small or illiquid; or other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factors for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given the lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI Barra’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; or other events of a similar nature.

Updates in the number of shares are generally small changes in a security’s shares outstanding and may result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The annual full MSCI Emerging Markets Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, an updating of the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added to or deleted from the MSCI Emerging Markets Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Index maintenance is reflected in the MSCI Emerging Markets Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI Barra.

We have derived all information regarding the MSCI Emerging Markets Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. (“MSCI”) and Barra, Inc. (“Barra”). MSCI Barra is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Emerging Markets Index at any time. None of Citigroup Global Markets, Citigroup Funding, Citigroup Inc. or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Emerging Markets Index.

HISTORICAL DATA ON THE UNDERLYING FUND SHARES

Monthly High and Low Closing Prices

The Underlying Fund Shares have been listed on the New York Stock Exchange under the symbol “EEM” since February 16, 2007. From April 7, 2003 to February 15, 2007, the Underlying Fund Shares were listed on the American Stock Exchange. The following table sets forth, for each of the quarterly periods indicated, the high and low closing prices for the Underlying Fund Shares, as reported on the New York Stock Exchange or the American Stock Exchange, as applicable.

Holders of Notes will not be entitled to any rights with respect to the Underlying Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low
2005
Quarter
First	$ 24.65	$ 21.23
Second(1)	24.36	21.66
Third	28.32	23.93
Fourth	29.82	25.06
2006
Quarter
First	33.58	30.42
Second	37.02	27.33
Third	33.13	29.19
Fourth	38.14	31.79
2007
Quarter
First	39.52	35.02
Second	44.41	39.12
Third	50.10	39.49
Fourth	55.63	47.26
2008
Quarter
First	50.35	42.15
Second	51.69	44.42
Third	44.42	31.32
Fourth	33.89	18.21
2009
Quarter
First	27.08	19.93
Second	34.63	25.64
Third	39.28	30.74
Fourth	42.06	37.55
2010
Quarter
First (through January 14)	43.22	42.40

On January 14, 2010, the closing price of the Underlying Fund Shares was $42.42.

The following graph illustrates the historical performance of the Underlying Fund Shares based on the closing price thereof on each Business Day from January 3, 2005 through January 14, 2010. Past movements of the Underlying Fund Shares are not indicative of future Underlying Fund Share prices.

(1) A three-for-one stock split of the Underlying Fund Shares became effective on June 8, 2005. These prices have been adjusted to reflect that split.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract subject to a floor, on the price of the Underlying Fund Shares on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the Underlying Fund Shares subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Underlying Fund Shares pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Potential Application of Constructive Ownership Rules. In addition, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Fund) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income or short-term gains generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income or short-term gains into long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income will be subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the Notes. On one hand, because the Notes, by their terms, do not provide returns referenced to ordinary current income or short-term gain contributions generated by the Fund, there is an argument that the Notes do not present the situation that Section 1260 is intended to address. However, because an investor in a Note could, because of the Note’s leveraged upside returns, realize gains on the Note in excess of the net long-term capital gain the investor would have realized from a direct investment in the Fund, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and that the deemed underpayment of tax with respect to the deferral of such ordinary income should be subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the Notes.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement price of the Underlying Fund Shares on the Valuation Date is below 90% of the settlement price of the Underlying Fund Shares on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the settlement price of the Underlying Fund Shares is not below 90% of the settlement price of the Underlying Fund Shares on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the Underlying Fund Shares. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of the Notes subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be

required to include in income each year an accrual of interest at the annual rate of     % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the U.S. Congress would generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (         Notes) at $9,860 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $140 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $140 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $140 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the MSCI Emerging Markets Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)

it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes

Based Upon the iShares® MSCI Emerging

Markets Index Fund

Due 2011

($10,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

            , 2010

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)